Filed by Concord Acquisition Corp III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concord Acquisition Corp III

Commission File No.: 001-41013

Date: March 22, 2024

GCT Semiconductor Announces Appointment of Edmond Cheng as Chief Financial Officer

SAN JOSE, CA – March 22, 2024 – GCT Semiconductor, Inc. (GCT) a leading designer and supplier of advanced 5G and 4G semiconductor solutions, today announced that the Board of Directors of GCT has appointed Edmond Cheng as Chief Financial Officer (CFO) effective March 18, 2024.

“We are pleased to welcome Edmond Cheng to the GCT team,” said John Schlaefer, Chief Executive Officer of GCT. “Edmond brings over 25 years of global leadership experience primarily in the technology and manufacturing industry across the United States, Asia, EMEA and the Middle East. His expertise and record of driving shareholder value, as well as his extensive experience in leadership and financial reporting requirements for public companies, will be a critical asset to us as GCT expects to close its business combination transaction with Concord Acquisition Corp. III and become a publicly listed company soon. We are fortunate to have Edmond on board to provide guidance through this transition and to help advance our goals and objectives as a public company.”

Prior to joining GCT, Cheng was the CFO for Cenntro Inc., a leading commercial EV company that focuses on offering zero-emission electric vehicles. He joined the company in 2021 and was instrumental in leading the company’s IPO process. Cheng currently serves on the Board of GCB AutoZ which seeks to be the leader in the automotive aftermarket based in Mexico.

Before joining Cenntro, he was the CFO at Mithera Capital, a PE/VC firm based in the Pacific Northwest, where he brought extensive financial management experience with expertise in corporate development, cross-border mergers & acquisitions, corporate controllerships, internal controls, treasury and corporate governance. Prior, he served as CFO of other publicly listed companies including TCL Electronics Holdings, UTStarcom Inc., and Zoomlion Heavy Industry Science & Technology Co. Ltd., as well as private equity-owned portfolio companies from Temasek Holdings, Hony Capital/Goldman Sachs, and Blackstone Group/HNA Group.

“The opportunities and the potential growth of the 5G market are tremendous and I am excited to join such an innovative company as GCT that is well-positioned to take advantage of this booming market,” said Edmond Cheng. “I look forward to working with the team as they complete the IPO process and are preparing for the company’s next chapter of growth.”

Cheng holds an MBA from Columbia University, London School of Business, and Hong Kong University. He also received a Master of Accounting and Bachelor of Business Administration from the University of Hawaii at Manoa.

About GCT Semiconductor, Inc.

GCT Semiconductor is a leading fabless designer and supplier of advanced 5G and 4G LTE semiconductor solutions. GCT’s market-proven LTE solutions have enabled fast and reliable LTE connectivity to numerous commercial devices such as smartphones, tablets, hotspots, USB dongles, routers, M2M applications, etc., for the world’s top LTE carriers. GCT’s system-on-chip solutions integrate radio frequency, baseband modem, and digital signal processing functions, therefore offering complete 5G and 4G platform solutions with small form factors, low power consumption, high performance, high reliability, and cost-effectiveness. For more information, visit www.gctsemi.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1955. These forward-looking statements include, without limitation, statements relating to the business combination with Concord Acquisition Corp. III (“Concord”). Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Concord’s and GCT’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: the risk that the transaction may not be completed in a timely manner or at all; the risk that the transaction may not be completed by Concord’s business combination deadline, even if extended; the failure to satisfy the conditions to the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the effect of the announcement or pendency of the transaction on GCT’s business relationships, performance, and business generally; the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitability and retain its key employees; costs related to the business combination; the outcome of any legal proceedings that may be instituted against GCT or Concord following the announcement of the proposed business combination, the inability to meet and maintain the listing of Concord or the combined company on NYSE; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, including the growth of the 5G market; the risk of economic downturns that affects GCT’s business operation and financial performance; the risk that GCT may not be able to develop and design its products acceptable to its customers; actual or potential conflicts of interest of the Company’s management with its public stockholders; and other risks and uncertainties indicated from time to time in the registration statement on Form S-4, including the proxy statement/prospectus contained therein, filed by Concord relating to the business combination (the “Registration Statement”), including those under the “Risk Factors” section therein and in Concord’s other filings with the SEC. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GCT and Concord assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination and related transactions contemplated in connection therewith, Concord has filed the Registration Statement, which includes a proxy statement/prospectus of Concord in connection with the transaction and related matters. The Registration Statement was declared effective on February 14, 2024. A, definitive proxy statement/prospectus has been sent to all Concord stockholders as of the Record Date. This communication does not contain any information that should be considered by Concord’s stockholders concerning the transaction and is not intended to constitute the basis of any voting or investment decision in respect of the transaction or the securities of Concord. Concord’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the transaction, as well as any amendments or supplements to these documents, because they contain or will contain, as applicable, important information about Concord, GCT and the Business Combination.

Stockholders may obtain copies of the Registration Statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Concord, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Concord Acquisition Corp III, Attn: Corporate Secretary, 477 Madison Avenue, 22nd Floor, New York, NY 10022.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction, neither is it intended to nor does it constitute an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities, nor is it a solicitation of any vote in any jurisdiction pursuant to the transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

•	Investor relations website: investors.gctsemi.com
•	Investor relations contact: Gateway Group, Matt Glover & Ralf Esper, GCT@gateway-grp.com
•	Media contact: Sophie Heerinckx, sheerinckx@gctsemi.com